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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225310-10-1

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 225310-10-1

1.	Name of Reporting Person: Donald A. Foss, individually and as trustee for the Donald A. Foss Revocable Living Trust Dated January 26, 1984		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 23,937,174

		6.	Shared Voting Power: 60,666

		7.	Sole Dispositive Power: 23,937,174

		8.	Shared Dispositive Power: 60,666

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,997,840

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 56.7%

12.	Type of Reporting Person: IN and OO

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13G

Item 1.
	(a)	Name of Issuer:
CREDIT ACCEPTANCE CORPORATION (the "Company")
	(b)	Address of Issuer's Principal Executive Offices:
25505 West Twelve Mile Road Suite 3000 Southfield, Michigan 48034-8339

Item 2.
	(a)	Name of Person Filing:
Donald A. Foss, individually and as trustee for the Donald A. Foss Revocable Living Trust Dated January 26, 1984
	(b)	Address of Principal Business Office or, if none, Residence:
25505 West Twelve Mile Road Suite 3000 Southfield, Michigan 48034-8339
	(c)	Citizenship:
Michigan
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
225310-10-1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
23,997,840
(b) Percent of class:
56.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
23,937,174
(ii) Shared power to vote or to direct the vote:
60,666 (See Note 1)
(iii) Sole power to dispose or to direct the disposition of:
23,937,174
(iv) Shared power to dispose or to direct the disposition of:
60,666 (See Note 1)

Note 1: Donald A. Foss has shared voting and dispositive power with respect to 60,666 shares which are owned by a limited liability company in which he has a 20% interest.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Karol A. Foss has the right to receive any dividends on, and any proceeds from the sale of, 11,968,587 shares as to which she is the record owner. Donald A. Foss has the right to vote and dispose of such shares pursuant to an agreement with Karol A. Foss dated December 6, 2001.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

By:	/s/ Donald A. Foss
Name:	Donald A. Foss
Title:	Individually and as Trustee for the Donald A. Foss Revocable Living Trust dated 1/26/84

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